No. 812- _____________

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT
OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE
 PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND
RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS

WHITE OAK CAPITAL CORPORATION AND WHITE OAK GLOBAL ADVISORS, LLC

575 Market Street
Suite 3050
San Francisco, CA 94105

All Communications, Notices and Orders to:

Barbara J. S. McKee
Secretary
White Oak Capital Corporation
575 Market Street
Suite 3050
San Francisco, CA 94105
(415) 644-4111

Copies to:

Paul K. Risko
John A. MacKinnon
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
(212) 839-5300

June 29, 2009

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UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: WHITE OAK CAPITAL CORPORATION, WHITE OAK GLOBAL ADVISORS, LLC 575 Market Street Suite 3050 San Francisco, CA 94105 (415) 644-4111 File No. 812-________ Investment Company Act of 1940	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940 (the “Act”),1 and Rule 17d-1 promulgated under the Act,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

•	White Oak Capital Corporation (the “Company”), and

•	White Oak Global Advisors, LLC, the Company’s investment adviser (“WOGA” or the “Investment Adviser”; and together with the Company, the “Applicants”).

The relief requested in this application (the “Application”) would allow the Company, the Existing Affiliated Funds (as defined below), and any other investment fund that the Investment Adviser (or any entity directly or indirectly controlled by the Investment Adviser within the meaning of Section 2(a)(9)) may in the future sponsor or provide investment management services to (collectively, the “Future Affiliated Funds”; and, together with the Existing Affiliated Funds, the “Affiliated Funds”) to co-invest in the same investment opportunities (collectively, “Co-Investment Transactions”) through a proposed co-investment program (the “Co-Investment Program”).

All Existing Affiliated Funds and any Future Affiliated Funds that may rely on the Order will comply with its terms and conditions.

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1 Unless otherwise indicated, all section references herein are to the Act.
2 Unless otherwise indicated, all rule references herein are to rules under the Act.

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I.   APPLICANTS

A.	WHITE OAK CAPITAL CORPORATION

The Company is a newly-organized, specialty finance company that is intended to be a closed-end, non-diversified management investment company.  The Company, which was incorporated in Maryland on June 22, 2009, will file an election to be regulated as a business development company (“BDC”) under the Act.3  In addition, the Company will elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future.  The Company’s principal place of business is 575 Market Street, Suite 3050, San Francisco, CA 94105.  The Company has not yet filed a registration statement on Form N-2 under the Securities Act of 1933 in connection with its planned initial public offering.

The Company plans to seek to achieve its investment objective by allocating capital primarily to the following targeted strategies: (i) short to medium-term first lien term loans to middle market businesses; and (ii) debtor-in-possession (DIP) financings.  The Company also intends to acquire senior secured corporate loans and debt securities in the secondary market and to invest opportunistically in other types of debt investments from time to time. The Company expects that its income will be generated primarily from the difference between the interest income generated by its investments and the cost of its capital.  The Company believes that its proposed investment strategy will allow the Company to generate cash available for distribution to it stockholders and to provide competitive total returns to its stockholders.

The Company’s business and affairs will be managed under the direction of a board of directors (the “Board”).  It is currently expected that the Board will consist of nine members, six of whom will not be “interested persons” of the Company as defined in Section 2(a)(19) of the Act (the “Independent Directors”).  The Board will delegate daily management and investment authority to the Investment Adviser pursuant to an investment advisory and management agreement (the “Investment Advisory Agreement”).  An affiliate (which has not yet been formed) of the Adviser will provide certain administrative and other services to the Company pursuant to an administration agreement.

B.	WHITE OAK GLOBAL ADVISORS, LLC

WOGA, a Delaware limited liability company that will register under the Investment Advisers Act of 1940, will serve as the investment adviser to the Company pursuant to the Investment Advisory Agreement.  Subject to the overall supervision of the Board, the Investment Adviser will manage the day-to-day operations of, and provides investment advisory and management services to, the Company. Under the terms of the Investment Advisory  Agreement, the Investment Adviser will: (i) determine the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of the investments the Company makes (including performing due diligence on our prospective portfolio companies); (iii) close and monitor the investments the Company makes; and (iv) determine the securities and other assets that the Company will purchase, retain or sell.  The Investment Adviser’s services under the Investment Advisory Agreement will not be exclusive, and it is free to furnish similar services to other entities.

WOGA currently serves as investment adviser to a number of existing funds4 (collectively, the “Existing Affiliated Funds”).5
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3 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.
4 These funds are White Oak Strategic Fund, Ltd., White Oak Strategic Fund, L.P., White  Oak Strategic Master Fund, L.P.,  White Oak Strategic Fund II, Ltd., White Oak Strategic Fund II, L.P., White Oak Strategic Master Fund II, L.P., White Oak Opportunity Fund, L.P., White Oak Opportunity Fund, Ltd., and  White Oak Opportunity Master Fund,  L.P.
5 In certain circumstances, an Existing Affiliated Fund may seek to form a special purpose vehicle to invest side by side with such Existing Affiliated Fund.  These special purpose vehicles are generally formed because they are

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C.	EXISTING AFFILIATED FUNDS

The Existing Affiliated Funds are managed by the Investment Adviser and consist of the Strategic Funds, the Strategic Funds II , the Opportunity Funds, and the Other Accounts, if any.

Strategic Funds. White Oak Strategic Fund, Ltd. (“Offshore Strategic Feeder”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands.  White Oak Strategic Fund, L.P., (“Domestic Strategic Feeder”; and, together with the Offshore Strategic Feeder, the “Strategic Feeder Funds”) is a Delaware limited partnership. The Strategic Feeder Funds have the same investment objective and invest substantially all of their assets in White Oak Strategic Master Fund, L.P.,  a Cayman Islands exempted limited partnership (“Master Strategic Fund”; and, together with the Strategic Feeder Funds, the “Strategic Funds”).

The Master Strategic Fund is intended to consolidate the trading of the Strategic Feeder Funds.  The Investment Adviser is the investment advisor to the Strategic Funds. The Master Strategic Fund may also be owned by one or more other investment funds the Investment Adviser manages with the same investment objectives as those of the Strategic Funds.  White Oak Partners, LLC (the “General Partner”), a Delaware limited liability company, is the general partner of the Master Strategic Fund.  Andre Hakkak, Ken Masters, and Barbara McKee (the “Managing Members”) control the business operations of the General Partner.  The General Partner will have ultimate responsibility for the Master Strategic Fund’s management, operations and administration.  The Managing Members also control the investment and business operations of the Investment Adviser.

The principal investment objective of the Strategic Funds is to generate attractive, risk-adjusted returns while minimizing the risk of capital loss by making strategic investments principally in asset-backed loans, risk-linked securities, corporate debt and marketable and non-marketable corporate debt and equity securities using a rigorous and disciplined investment process that will include hedging, if the Investment Adviser deems it appropriate.

The members of the investment committee of the Investment Adviser, which is comprised of Andre Hakkak, Ken Masters, and Barbara McKee, must unanimously approve each investment that the Master Strategic Fund makes.  The members of this investment committee may be supported by additional dedicated professionals employed by the Investment Adviser or any of its affiliates.

Neither the organizational documents of the Strategic Funds nor the investment management agreements or portfolio management agreements, pursuant to which the Investment Adviser is authorized to manage the Strategic Funds’ portfolio, impose any limits on the types of securities or other instruments in which the Strategic Funds may invest, the types of positions either may take, the concentration of investments by sector, industry, fund, country, company, class or otherwise, the amount of leverage either may employ or the number or nature of short positions either may take.  The Strategic Funds may invest a portion of their assets in securities for which there is no ready market or in securities that may not be immediately resold.  Further, depending on conditions and trends in securities markets, the Strategic Funds may pursue other strategies or employ other techniques the Investment Adviser considers appropriate and in the Strategic Funds’ best interests.

The investments held by the Master Strategic Fund may be transferred to the Company prior to the Company’s election to be regulated as a BDC.  In such event, it is expected that the Strategic Funds would cease investments and would not participate in the Co-Investment Program.

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necessary or desirable from a tax, legal, accounting or regulatory perspective (for example, to address tax issues that a non-U.S. investor has in a fund that are not shared by other domestic investors in an Existing Affiliated Fund), or to facilitate participation in certain types of investments (for example, blocker corporations are often also used to address tax issues that result from investing in a pass through entity like a partnership or a limited liability company).  Relief for these vehicles is necessary as they will also be controlled by the Investment Adviser or an affiliate and will generally invest side by side with the Existing Affiliated Funds, and these are persons described in Section 57(b)(2) of the 1940 Act.

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Strategic Funds II.  White Oak Strategic Fund II, Ltd. (“Offshore Strategic Feeder II”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands.  White Oak Strategic Fund II, L.P., (“Domestic Strategic Feeder II”; and, together with the Offshore Strategic Feeder II, the “Strategic Feeder Funds II”) is a Delaware limited partnership. The Strategic Feeder Funds II have the same investment objective and invest substantially all of their assets in White Oak Strategic Master Fund II, L.P.,  a Cayman Islands exempted limited partnership (“Master Strategic Fund II”; and, together with the Strategic Feeder Funds II, the “Strategic Funds II”).

The Master Strategic Fund II is intended to consolidate the trading of the Strategic Feeder Funds II.  WOGA is the investment adviser to the Strategic Funds II. The Master Strategic Fund II may also be owned by one or more other investment funds. The Investment Adviser manages Strategic Funds II with the same investment objectives as those of the Strategic Funds.  The General Partner is the general partner of the Master Strategic Fund II.  The General Partner will have ultimate responsibility for the Master Strategic Fund II’s management, operations and administration.

The principal investment objective of the Strategic Funds II is to generate attractive, risk-adjusted returns while minimizing the risk of capital loss by making strategic investments principally in asset-backed loans, risk-linked securities, corporate debt and marketable and non-marketable corporate debt and equity securities using a rigorous and disciplined investment process that will include hedging, if the Investment Adviser deems it appropriate.

The members of the investment committee of the Investment Adviser must unanimously approve each investment that the Master Strategic Fund makes.  The members of this investment committee may be supported by additional dedicated professionals employed by the Investment Adviser or any of its affiliates.

Neither the organizational documents of the Strategic Funds II nor the investment management agreements or portfolio management agreements, pursuant to which the Investment Adviser is authorized to manage the Strategic Funds II’s portfolio, impose any limits on the types of securities or other instruments in which the Strategic Funds II may invest, the types of positions either may take, the concentration of investments by sector, industry, fund, country, company, class or otherwise, the amount of leverage either may employ or the number or nature of short positions either may take.  The Strategic Funds II may invest a portion of their assets in securities for which there is no ready market or in securities that may not be immediately resold.  Further, depending on conditions and trends in securities markets, the Strategic Funds II may pursue other strategies or employ other techniques the Investment Adviser considers appropriate and in the Strategic Funds II’s best interests.

Opportunity Funds.  White Oak Opportunity Fund, Ltd. (“Offshore Opportunity Feeder”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands.  White Oak Opportunity Fund, L.P., (“Domestic Opportunity Feeder”; and, together with the Offshore Opportunity Feeder, the “Opportunity Feeder Funds”) is a Delaware limited partnership. The Opportunity Feeder Funds have the same investment objective and invest substantially all of their assets in White Oak Opportunity Master Fund, L.P.,  a Cayman Islands exempted limited partnership (“Master Opportunity Fund”; and, together with the Opportunity Feeder Funds, the “Opportunity Funds”).

The Master Opportunity Fund is intended to consolidate the trading of the Opportunity Feeder Funds.  The Investment Adviser is the investment adviser to the Opportunity Funds. The Master Opportunity Fund may also be owned by one or more other investment funds the Investment Adviser manages with the same investment objectives as those of the Opportunity Funds.  The General Partner is the general partner of the Master Opportunity Fund. The General Partner will have ultimate responsibility for the Master Opportunity Fund’s management, operations and administration.

The Master Opportunity Fund’s principal investment objective is to maximize total return on capital by seeking capital appreciation and, from time to time, current income, through the development and management of a diversified portfolio of underperforming assets or distressed investments.  The Master  Opportunity Fund seeks to achieve these objectives primarily through investment in various aspects of the distressed market, including but not limited to: distressed asset-based loans and other types of collateral-driven opportunities; collateralized loan obligation, collateralized debt obligations, and other types of structured products; single-name bankruptcies and

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 reorganizations; ownership of other debt and other obligations of undervalued or financially troubled companies, in many cases by taking active or control positions in such companies through the funding of debt or equity purchases; and long/short equity strategies. Companies that the Investment Adviser considers “distressed” typically include:  (i) those facing operating difficulties; (ii) those undergoing, or considered likely to undergo, reorganization under the U.S. Federal Bankruptcy Laws or similar laws; (iii) those which are or have been engaged in other extraordinary transactions, such as debt restructuring, reorganization and liquidation outside of bankruptcy; and (iv) those facing liquidity issues.  In addition to holding the portfolio investments described herein, the Master  Opportunity Fund may invest in a broad range of securities and other instruments, including bonds, other fixed income securities, equities, equity related securities, options, futures, other derivatives and currencies. The Master  Opportunity Fund’s investments may be in the form of debt, which typically will be relatively senior in the capital structure and often secured, equity securities of distressed companies, or both.

The members of the investment committee of the Investment Adviser, which is comprised of Andre Hakkak, Ken Masters, and Barbara McKee, must unanimously approve each investment that Master Opportunity Fund makes.  The members of this investment committee may be supported by additional dedicated debt professionals employed by the Investment Adviser or any of its affiliates.

Neither the organizational documents of the Opportunity Funds nor the investment management agreements or portfolio management agreements pursuant to which the Investment Adviser is authorized to manage the Opportunity Funds’ portfolio, impose any limits on the types of securities or other instruments in which the Opportunity Funds may invest, the types of positions either may take, the concentration of investments by sector, industry, fund, country, company, class or otherwise, the amount of leverage either may employ or the number or nature of short positions either may take.  The Opportunity Funds may invest a portion of their assets in securities for which there is no ready market or in securities that may not be immediately resold.  Further, depending on conditions and trends in securities markets, the Opportunity Funds may pursue other strategies or employ other techniques the Investment Adviser considers appropriate and in the Opportunity Funds’ best interests.

Other Accounts.  The Investment Adviser may serve as investment manager to other investment vehicles and accounts  (“Other Accounts”), including one or more non-U.S. investment funds managed pursuant to the same investment strategy as the Strategic Funds, the Strategic Funds II or the Opportunity Funds.

Any of the Affiliated Funds could be deemed to be persons identified in Section 57(b) of the Act, thus requiring exemptive relief to co-invest with the Company by virtue of the fact that the Company and the Affiliated Funds share the same investment advisor.

II. RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A.    Co-Investment in Portfolio Companies by the Company and the Affiliated Funds

1.     Mechanics of the Co-Investment Program

In selecting investments for the Company, the Investment Adviser will consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company.  Likewise, when selecting investments for the Affiliated Funds, the Investment Adviser will select investments separately for each entity, considering, in each case, only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular investing entity.  The Company has the same investment strategy and investment policies as the Existing Affiliated Funds (when considered as a group).  While Strategic Funds and Strategic Funds II (together, the “Strategic Fund Group”) have the same investment strategy, the Strategic Fund Group does not have the same investment strategy as the Opportunity Funds.  The Investment Adviser anticipates that any investment that is an appropriate investment for the Company will also be an appropriate investment for either the Strategic Fund Group, on one hand, or the Opportunity Funds, on the other, with  certain exceptions based on available capital, as discussed below.

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Under the Co-Investment Program, co-investment between the Company and the Strategic Fund Group or between the Company and the Opportunity Funds would be the norm, rather than the exception.  The chart attached as Exhibit B shows a graphic depiction of the proposed investment process.  Under the Co-Investment Program, each co-investment would be allocated between the Company and the Strategic Fund Group or between the Company and the Opportunity Funds based upon the relative total capital of each applicable fund (total capital being equal to raised equity plus available debt).  These relative allocation percentages (“Relative Allocation Percentages”) would be approved each quarter or, as necessary or appropriate, between quarters by both the full Board and the required majority (within the meaning of Section 57(o)) (the “Required Majority”)6 of the Company and may be adjusted in their sole discretion for any reason, including, among other things, changes in the relative aggregate capital of the Company and the Strategic Fund Group or the Company and the Opportunity Funds, as the case may be.

The Co-Investment Program as a whole must be approved by both the full Board and the Required Majority of the Company.  The Relative Allocation Percentages will be approved by both the full Board and the Required Majority of the Company prior to the implementation of the Co-Investment Program, and any deviations from the Relative Allocation Percentages for any investment by the Company, the Strategic Fund Group or the Opportunity Funds would require prior approval by both the full Board and the Required Majority of the Company.

As noted above, when selecting portfolio companies, the Investment Adviser would only consider the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular investing entity.  Thus, if it is determined that following the Relative Allocation Percentages with respect to a particular investment is not appropriate for one or more of the Company, the Strategic Fund Group or the Opportunity Funds, the Investment Adviser can ask the full Board and the Required Majority to consider an exception from the Relative Allocation Percentages.

Additionally, the Board, including the Required Majority, would review information on all co-investment activity on a quarterly basis to ensure that the Relative Allocation Percentages are being adhered to, and to give them the opportunity to evaluate the Co-Investment Program and, to the extent they deem necessary or appropriate, to change the Relative Allocation Percentages.

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application.

The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the Company’s purchase be the same as those applicable to the purchase by the Strategic Fund Group or the Opportunity Funds, as the case may be.

2.             Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Company and the Strategic Fund Group, or the Company and the Opportunity Funds, as the case may be, will increase favorable investment opportunities for the Company.  The Co-Investment Program will be approved by the Board and the Required Majority of the Company on the basis that it would be mutually advantageous for the Company and the Strategic Fund Group, or the Company and the Opportunity Funds, to have the additional capital available to meet the funding requirements of attractive investments in portfolio companies.  A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudent limits on exposure in single investment.  In addition, the Code imposes diversification requirements on companies, such as the Company, which seek certain favorable tax treatment under Subchapter M of the Code.7

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6 The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.
7  See I.R.C. § 851(b)(4).

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In view of the foregoing, in cases where the Investment Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles.  The availability of the Strategic Fund Group or the Opportunity Funds as investing partners of the Company may alleviate that necessity in certain circumstances.

The Company could lose some investment opportunities if it could not provide “one-stop” financing to a potential portfolio company.  Portfolio companies may reject an offer of funding arranged by the Investment Adviser due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission).  By reducing the number of occasions on which the Company’s individual or aggregate investment limits require the Investment Adviser to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities.  With the assets of the Strategic Fund Group or the Opportunity Funds available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

The Investment Adviser believes that it will be advantageous for the Company to co-invest with the Strategic Fund Group or the Opportunity Funds, as the case may be, and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company.  As noted above, to the extent that the Investment Adviser believes that a proposed Co-Investment Transaction is not appropriate for the Company, the Investment Adviser can request that the Board and the Required Majority of the Company examine such proposed investment and make a finding as to whether a deviation from the Relative Allocation Percentages is appropriate.

The Investment Adviser also believes that co-investment by the Company and the Strategic Fund Group, or the Company and the Opportunity Funds, as the case may be, will afford the Company the ability to achieve greater diversification and the opportunity to exercise greater influence on the portfolio companies in which the Company and the Strategic Fund Group, or the Company and the Opportunity Funds, as the case may be, co-invest.

B.             Applicable Law

1.              Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant.  Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).  Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

2.             Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply.  These persons include the following:  (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would

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not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a).  Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person:  (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as:  (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

C.    Need for Relief

Transactions effected as part of the Co-Investment Program would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that any of the Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder.  Because the Investment Adviser is the investment adviser to each of the Affiliated Funds,  the Company and the Affiliated Funds may be deemed affiliated persons within the meaning of Section 2(a)(3) by reason of common control.  Thus, an Affiliated Fund could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

D.    Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 6(c) and 57(i) and Rule 17d-1, permitting the Existing Affiliated Funds, and any Future Affiliated Funds, to participate with the Company in the Co-Investment Program.

E.    Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.8  Although the various precedents may involve somewhat different allocation formulae, approval procedures, and presumptions for

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8 Main Street Capital Corporation, et, al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC-24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC-23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (December 18, 1998) (order), Release No. IC-23573 (November 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (November 3, 1998) (order), Release No. IC-23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (November 18, 1997) (order), Release No. IC-22864 (October 21, 1997) (notice); Renaissance Capital Growth & Income Fund III, Inc. (File No. 812-10354), Release No. IC-22428 (December 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherry Lane Growth Fund, Inc. (File No. 812-10082), Release No. IC-22130 (August 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice);

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co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

F.     Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i), Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.  Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the formulae for the allocation of co-investment opportunities between the Company and the Affiliated Funds, and other protective conditions set forth in this Application, will ensure that the Company will be treated fairly.

The conditions to which the requested relief will be subject are designed to ensure that the Investment Adviser or the principals of the Investment Adviser would not be able to favor any of the Affiliated Funds over the Company through the allocation of investment opportunities among them.  Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for the Strategic Fund Group or the Opportunity Funds, Applicants submit that the Co-Investment Program and the use of the Relative Allocation Percentages present an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to one of the entities as opportunities arise.

Under the Co-Investment Program, participation will be based on proportional allocation using a pre-determined formula, the Relative Allocation Percentages.  There would not appear to be any provision, policy, or purpose of the Act with which such participation, on the basis proposed, is inconsistent.

G.    Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

Access Capital Strategies Community Investment Fund, Inc. (File No. 812-9786), Release No. IC-21898 (April 16, 1996) (order), Release No. IC-21836 (March 20,1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (December 11. 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAAC Private Equities Inc. (File No. 812-9028), Release No. IC-20887 (February 7, 1995) (order), Release No. IC-20831 (Jan. 12,1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (November 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture Partners II, L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (April 13, 1992) (notice); Equus Capital Partners, L.P. (File No. 812-7272), Release No. IC-18105 (April 18, 1991) (order), Release No. IC-18058 (March 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (December 31, 1990) (order), Release No. IC-17894 (December 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 812-7133), Release No. IC-17123 (September 1, 1989) (order), Release No. IC-17101 (August 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC-16841 (February 27, 1989) (order), Release No. IC-16774 (January 24, 1989) (notice).

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1. Each time the Investment Adviser considers an investment in a portfolio company, the Investment Adviser will make an independent determination of the appropriateness of the investment for the Company and the applicable Affiliated Fund.

2. (a)   If the Investment Adviser deems that each entity’s participation in the investment is appropriate, then such investment will be made pursuant to the Relative Allocation Percentages, unless the Investment Adviser determines that investment pursuant to the Relative Allocation Percentages is not appropriate for that investment.  The Relative Allocation Percentages will be determined by both the full Board and the Required Majority of the Company in advance and will be based upon the relative total capital of the Company, on the one hand, and the Strategic Fund Group or Opportunity Funds, as applicable, on the other hand (total capital being equal to raised equity plus available debt).  The Relative Allocation Percentages will be approved each quarter, or as necessary or appropriate, between quarters, by both the full Board and the Required Majority of the Company, and may be adjusted, for subsequent transactions, in their sole discretion for any reason, including, among other things, changes in the relative aggregate capital of the Company vis-à-vis the capital of the Strategic Fund Group or Opportunity Funds, as applicable.

(b) If the Investment Adviser deems that each entity’s participation in the Co-Investment Transaction is appropriate, but that investment pursuant to the Relative Allocation Percentages is not appropriate, then the Investment Adviser will recommend an appropriate level of investment for each entity.  If the aggregate amount recommended by the Investment Adviser to be invested in such Co-Investment Transaction for each entity  exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of the Company’s total assets, on one hand, and the applicable Affiliated Funds’ total assets, on the other hand, to the aggregated total assets of all parties involved in the investment opportunity, up to the amount proposed to be invested by each.  The Investment Adviser will provide the Required Majority with information concerning each applicable Affiliated Fund’s total assets to assist the Required Majority with their review of the Company’s investments for compliance with these allocation procedures.  After making the determinations required in this paragraph (b), the Investment Adviser will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by each applicable Affiliated Fund, to the Independent Directors for their consideration.  Outside of the Relative Allocation Percentages, the Company will co-invest with the Strategic Fund Group or Opportunity Funds, as applicable, only if, prior to the Company’s participation in the Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or its stockholders on the part of any person concerned:

(ii) the transaction is consistent with

(A) the interests of the stockholders of the Company; and

(B) the Company’s investment objectives and strategies (as described in the Company’s registration statement on Form N-2 and other filings made with the Commission by the Company under the Securities Act of 1933, as amended, any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company’s reports to stockholders);

(iii) the investment by any applicable Affiliated Fund would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of any applicable Affiliated Fund; provided, that if any Affiliated Fund, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(b)(iii), if

(A) the Required Majority shall have the right to ratify the selection of such director or board observer, if any, and

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(B) the Investment Adviser agrees to, and does, provide periodic reports to the Company’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(iv) the proposed investment by the Company will not benefit the Investment Adviser or any Affiliated Fund or any affiliated person of either of them (other than the Company and any Affiliated Fund), except to the extent permitted under sections 17(e) and 57(k) of the Act.

3. The Company has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.

4. Except for follow-on investments made pursuant to condition 7 below, the Company and an Affiliated Fund will not invest in any portfolio company in which an Affiliated Fund or any affiliated person of an Affiliated Fund is an existing investor.

5. The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for the participating Affiliated Funds.  The grant to an Affiliated Fund, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 5, if conditions 2(c)(iii)(A) and (B) are met.

6. Any sale, exchange, or other disposition by the Company or an Affiliated Fund of an interest in a security that was acquired in a Co-Investment Transaction will be accomplished pro rata based on the original investment of each participant unless the Investment Adviser formulates a recommendation for participation in a disposition on a non-pro rata basis and such recommendation is approved by the Required Majority on the basis that such non-pro rata disposition is in the best interest of the Company.  The Company and each applicable Affiliated Fund will each bear its own expenses in connection with any disposition, and the terms and conditions of any disposition will apply equally to all participants.

7. Any “follow-on investment” (i.e., an additional investment in the same entity) by the Company or any Affiliated Fund, or any exercising of warrants or other rights to purchase securities of the issuer in a portfolio company whose securities were acquired in a Co-Investment Transaction will be accomplished pro rata based on the original investment of each participant unless the Investment Adviser formulates a recommendation for participation in the proposed transaction on a non-pro rata basis and such recommendation is approved by the Required Majority on the basis that such non-pro rata participation is in the best interest of the Company.  The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the application.

8. The Independent Directors will be provided quarterly for review all information concerning (1) all investments made by the Affiliated Funds during the preceding quarter, and (2) Co-Investment Transactions during the preceding quarter, including investments made by any Affiliated Funds which the Company considered but declined to participate in, so that the Independent Directors may determine whether the conditions of the order have been complied with.  In addition, the Independent Directors will consider at least annually the continued appropriateness of the standards established for co-investments by the Company, including whether the use of the standards continues to be in the best interests of the Company and its shareholders and does not involve overreaching on the part of the any person concerned.

9. The Company will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Independent Directors under section 57(f).

10.  No Independent Directors will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the Act) of, any Affiliated Fund.

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11. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable by the Investment Adviser under its investment advisory agreements with the Company and Affiliated Funds, be shared by the Company and the Affiliated Funds in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

12. Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by section 17(e)(2) of the Act) received in connection with a Co-Investment Transaction will be distributed to the Company and the applicable Affiliated Fund on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction.  Affiliated Funds or any affiliated person of the Company will not receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory fees paid in accordance with investment advisory agreements with the Company and Affiliated Funds) as a result of or in connection with a Co-Investment Transaction.

III. PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Barbara J. S. McKee
Secretary
White Oak Capital Corporation
575 Market Street
Suite 3050
San Francisco, CA 94105
(415) 644-4111

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Paul K. Risko
John A. MacKinnon
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
(212) 839-5300

B.	Authorization

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that the Company, by resolutions duly adopted by its Board on June 22, 2009 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the application on behalf of the Company and Affiliated Funds being duly sworn deposes and says that he has duly executed the Application for and on behalf of the Company or the applicable Affiliated Fund; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

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All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 29th day of June, 2009.

WHITE OAK CAPITAL CORPORATION

By:	/s/ Barbara J.S. McKee
Name: Barbara J.S. McKee
Title: Secretary

WHITE OAK GLOBAL ADVISORS, LLC

By:	/s/ Barbara J.S. McKee
Name: Barbara J.S. McKee
Title: Managing Member

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ACKNOWLEDGMENT

State of: CALIFORNIA }
}ss
County of: SAN FRANCISCO }

On *June 29, 2009* before me, MARLYN ANO, Notary Public, personally appeared *Barbara J-S. Mckee*, proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the forgoing paragraph is true and correct.

GMN1
MARLYN ANO
COMM. # 1840288
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Commission Expires March 21, 2013
GMN1

Notary Seal

WITNESS my hand and official seal.

Signature: *[signature]*

Printed Name: Marlyn Ano

My Commission Expires: 3/21/13

DESCRIPTION OF ATTACHED DOCUMENT: (Optional)

Title or Type of Document: *"Application For An Order"*

Document Date: *6/29/09* Number of Pages: *14*

Signers other than named above : *None other*

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EXHIBIT A

Resolutions of the Board of Directors of

White Oak Capital Corporation

RESOLVED, that the officers (the “Officers”) of the Company be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-1 promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, and to do such other acts or things and execute such other documents as they deem necessary or desirable to cause such application to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

RESOLVED FURTHER, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section II of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Company and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Company, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications as such officers, in their sole discretion, shall deem necessary or desirable in order for the Company to accomplish its investment objective; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Adopted by Unanimous Written Consent dated June 22, 2009)

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No. 812- _____________

EXHIBIT B

Chart of Co-Investment Process

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WHITE OAK CAPITAL CORPORATION
CO-INVESTMENT DECISION PROCESS

Proposed Portfolio Investment meets the Company's Investment Strategy and BDC Regulations?
No
Pass on Proposed Investment
Yes
Proposed Portfolio Investment meets Affiliated Funds' Investment Strategy?
No
100% of Proposed Investment Allocated to the Company
Yes*
Proposed Investment is Allocated between the Company and applicable Affiliated Funds based upon pro-rata allocation of Investment (as pre-approved by the Company's Independent Directors).

* The pre-approved Relative Percentage Allocation will initially be based upon relative total available capital (*i.e.*, total equity capital raised plus total available debt capital). The relative percentage allocation may be periodically adjusted by the Company's Independent Directors and will be reviewed by them on a quarterly basis.

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